Filed by Community Bancorp

Pursuant to Rule 425 under

the Securities Act of 1933

Subject Company: Valley Bancorp

Act Filing No. 000-50950

NEWS RELEASE

FOR IMMEDIATE RELEASE

CONTACTS:	Edward M. Jamison 702.878.0700
President, Chief Executive Officer & Chairman of the Board

COMMUNITY BANCORP ANNOUNCES RESIGNATION OF DIRECTOR CHARLES NORTON

LAS VEGAS, Nev. – (MARKET WIRE)—October 3, 2006—Community Bancorp (NASDAQ: CBON), the bank holding company for Community Bank of Nevada and Cactus Commerce Bank announced today the resignation of Director Charles Norton from the Community Bancorp and Community Bank of Nevada boards of directors. Mr. Norton cited a desire to more actively focus on family in his letter of resignation.

“Charlie Norton has been a valuable member of the Board for many years and his support and enthusiasm for the bank will be greatly missed,” stated Edward M. Jamison, President, Chief Executive Officer and Chairman of the Board. “As a board we wish Charlie all the best in all aspects of his life.”

About Community Bancorp

Community Bancorp is headquartered in Las Vegas, NV with $1.0 billion in assets as of June 30, 2006, and serves as the holding company for Community Bank of Nevada (Nevada) and the recently acquired Cactus Commerce Bank (Arizona). Through Community Bank of Nevada’s 9 full service banking offices in southern Nevada and two loan production offices in Phoenix and San Diego, and Cactus Commerce Bank’s single office in Glendale, Arizona, it provides commercial banking services, including real estate, construction, commercial and SBA loans, to small- and medium-sized businesses. For more information about Community Bancorp, visit our website at www.communitybanknv.com.

Forward-Looking Statements

Statements concerning future performance, developments or events, expectations for growth and income forecasts, and any other guidance on future periods constitute forward-looking statements that are subject to a number of risks and uncertainties. Actual results may differ materially from stated expectations. Specific factors include, but are not limited to, loan production, balance sheet management, the economic condition of the Las Vegas market, net interest margin, loan quality, the ability to control costs and expenses, interest rate changes and financial policies of the United States government and general economic conditions. Additional information on these and other factors that could affect financial results are included in Item 1A. Risk Factors, in our Annual Report on Form 10-K for the year ended December 31, 2005, and our other Securities and Exchange Commission filings.

When used in this document, the words or phrases such as “will likely result in,” “management expects that,” “will continue,” “is anticipated,” “estimate,” “projected,” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (PSLRA). Readers should not place undue reliance on the forward-looking statements, which reflect management’s view only as of the date hereof. Community Bancorp undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances. This statement is included for the express purpose of protecting Community Bancorp under the PSLRA’s safe harbor provisions.

Securities Law Matters

This News Release may be deemed to be solicitation material in respect to the proposed transaction between Community Bancorp and Valley Bancorp pursuant to an Agreement to Merge and Plan of Reorganization, dated as of June 28, 2006 by and among Community Bancorp and Valley Bancorp (the “Agreement”). Filing of this News Release is being made in connection with Rule 425 promulgated by the Securities and Exchange Commission (“SEC”).

In connection with the proposed transaction, Community Bancorp has filed with the SEC a registration statement on SEC Form S-4. The registration statement contains a joint proxy statement/prospectus which describes the proposed transaction and its proposed terms and conditions. Shareholders of Community Bancorp and Valley Bancorp are encouraged to read the registration material and proxy statement/prospectus before making any voting or investment decisions because these documents will contain important information about the transaction. A definitive joint proxy statement was first sent to the shareholders of each institution on September 6, 2006, seeking required shareholder approvals. A copy of the Agreement was filed with the SEC on June 30, 2006, as an exhibit to Community Bancorp’s 8-K, a separate filing from the Form S-4. The registration statement, the Form 8-K and all other documents filed with the SEC in connection with the transaction are available for free after filing, both on SEC’s web-site (www.sec.gov) or by contacting Cathy Robinson, Executive Vice President and Chief Financial Officer, Community Bancorp, 400 South 4th Street, Las Vegas, Nevada 89101. Additionally, all forms filed with the SEC and additional shareholder information is available free of charge on Community’s web-site: www.communitybanknv.com. Community posts these reports to its web-site as soon as reasonably practicable after filing them with the SEC. None of the information on or hyper-linked from Community’s web-site is incorporated into this press release.